Exhibit 99.1

The following are excerpts from the transcript of the third quarter 2015 earnings conference call, held Wednesday, October 28, 2015 at 5:00 PM ET:

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Eric d’Esparbes, Chief Financial Officer: The discussion of the company’s planned tender offer is for informational purposes only and is not an offer to buy or a solicitation to an offer to sell any shares of the company’s common stock.

The tender offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented.  Stockholders and investors are urged to read the company’s Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal and the other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information, including various terms and conditions of the tender offer.

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Michael Aguiar, Chief Executive Officer: During the third quarter, Theravance continued to make progress towards our goal of building BREO and ANORO into a leading global respiratory franchise with our partner GSK. In particular, sales and market share continued to expand for both products highlighted by the U.S. performance of BREO with increases in net sales of more than 40% compared to the second quarter and by recent improvements in 2016 coverage at CVS/Caremark and ExpressScripts.  Additionally, we have made further operational progress streamlining our operations as evidenced by lower overall operating expenses versus Q2 and are reducing our 2015 expense guidance accordingly.  During the third quarter, our income from operations increased by approximately 65% to $8.4 million versus $5.1 million in the second quarter. As a result of our projected revenue and profit growth, we remain confident in our overall financial trajectory, capital return levels, and business model.

Based upon this confidence, we are announcing today an acceleration of our capital return plan with a $150 million share repurchase plan effective through the end of 2016.  This will replace our quarterly dividend which represented an annualized capital return rate to shareholders of approximately $116 million.

A component of the plan will be a “modified Dutch auction” tender offer to purchase up to $75 million of our common stock, at a price per share of not less than $8.50 and not greater than $9.25 which we plan to initiate shortly.  We currently intend to repurchase our shares under the plan through a combination of this planned tender offer and open market purchases, and may also make repurchase shares through private transactions, exchange offers, additional tender offers or other means.

The tender offer will be contingent upon satisfaction of customary conditions. Additional details regarding the pricing and other terms will be provided upon formal commencement of the tender offer.

The decision to accelerate the overall capital return program and to change from dividends to a share buyback, was based upon our confidence in the commercial potential of Breo and Anoro, our overall financial position and the current share price of our common stock.   We believe that the implementation of this program will result in significant long-term value for our stockholders.

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Eric d’Esparbes, Chief Financial Officer: As Mike mentioned earlier, we are accelerating our capital return plan through a $150 million share repurchase program. We believe our financial position is strong, and remain comfortable with this level of capital return plan to stockholders, given our growth projections for both products.

It is important to note that we are already generating positive and growing cash contribution from our operations. We are therefore already accumulating cash from operations, before stockholders return of capital.

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Michael Aguiar, Chief Executive Officer: In summary, we have had a solid quarter, Q3 in 2015 with increased prescription volume, higher market share, and continued optimization of the commercial efforts for both products.  As a result, we remain optimistic about the long term potential of our product portfolio, which supports our accelerated capital return plan through a $150 million share repurchase program.

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QUESTIONS AND ANSWERS:

Operator: Your first question is from Tyler Van Buren with Cowen.

Tyler Van Buren: Hi, thanks for taking my questions. I have just a couple of questions regarding the new share repurchase program with respect to the modified Dutch auction tender offer. What’s the timing and the mechanics of that, meaning that if your stock stays below $9.25 through the end of the year can we expect the $75 million in capital to be deployed and with respect to the second half of the share repurchase plan, which could go into next year, how do you think about buying back shares there? Will it have similar terms with respect to the stock pricing or maybe just a little more granularity there? Thanks so much.

Michael Aguiar, Chief Executive Officer: Thanks for the question Tyler.

You know with regard to the pricing of the tender offer it was done at a premium to today’s closing price. We’re going to go ahead and proceed going forward here with that price range.

Of course it is important to note that we are not making any recommendation either for or against this proposal. This is really a shareholder decision. And we will go ahead and take forward here under the typical terms and timing. So we will get the documentation filed here very shortly.

It will be a twenty or twenty-one [business] day period from the filing of that until the tender offer closes. So I don’t want to go too much further on to that other than we know the range of the established based upon a premium of the stock price today. I would say a couple more points.

You know number one of course we mentioned during the call. We remain pretty optimistic in terms of the company and the prognosis for our programs. Certainly in terms of our internal projections we think that the value of the company is above the current share price today.

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Tyler Van Buren: Great, that’s helpful. And just assuming that the $75 million tender offer is completed, how do you think about deploying the second half of that share repurchase program? Can you give us any additional thoughts on that?

Michael Aguiar, Chief Executive Officer: You know just sitting here today will have to wait and see what that is. We want to get through the seventy five first.

We thought it was pretty important to get that done and out-of-the-way before we would look at this other piece here.

I think we will address that once we get this first piece done. So we’re going to be relatively aggressive in getting the first piece done as we will be filing this here pretty shortly.

I would say stay tuned on the other seventy-five we will cross that bridge once we get through the tender offer.

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Information Regarding the Planned Tender Offer

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The tender offer described in this communication has not yet commenced, and there can be no assurance that the company will commence the tender offer on the terms described in this press release or at all. If the company commences the tender offer, the tender offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Stockholders and investors are urged to read any Tender Offer Statement on Schedule TO, filed by the company with the SEC in connection with the tender offer, including the Offer to Purchase, the related Letter of Transmittal and other offer materials and exhibits, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the company commences the tender offer, it will file each of the documents referenced in this paragraph with the SEC, and, when available, investors may obtain them for free from the SEC at its website ( www.sec.gov) or from the information agent engaged by the company in connection with the tender offer.

About Theravance

Theravance, Inc. is focused on bringing compelling new medicines to patients in areas of unmet need by leveraging its significant expertise in the development, commercialization and financial management of bio-pharmaceuticals. Theravance’s portfolio is anchored by the respiratory assets partnered with Glaxo Group Limited (GSK), including RELVAR®/BREO® ELLIPTA® and ANORO® ELLIPTA®, which were jointly developed by Theravance and GSK. Under the agreement with GSK, Theravance is eligible to receive associated royalty revenues from RELVAR®/BREO® ELLIPTA®, ANORO® ELLIPTA® and, if approved and commercialized, VI monotherapy, as well. In addition, Theravance retains a 15 percent economic interest in future payments made by GSK for earlier-stage programs partnered with Theravance BioPharma, Inc. For more information, please visit Theravance’s web site at www.thrxinc.com.

ANORO®, RELVAR®, BREO® and ELLIPTA® are trademarks of the GlaxoSmithKline group of companies.

Forward Looking Statements

This communication may contain certain “forward-looking” statements. Such forward-looking statements involve substantial risks, uncertainties and assumptions. Examples of such statements include statements relating to: the commercialization of RELVAR®/BREO® ELLIPTA® and ANORO® ELLIPTA® in the jurisdictions in which these products have been approved; the strategies, plans and objectives of the company (including the company’s growth strategy and corporate development initiatives beyond the existing respiratory portfolio); the timing, manner,  amount and planned growth of anticipated potential capital returns to stockholders (including, without limitation, statements regarding the company’s expectations of future share purchases and future cash dividends); the status and timing of clinical studies, data analysis and communication of results; the potential benefits and mechanisms of action of product candidates; expectations for product candidates through development and commercialization; the timing of regulatory approval of product candidates; projections of revenue, expenses and other financial items; and risks related to the implementation of our share repurchase program as currently contemplated. These statements are based on the current estimates and assumptions of the management of Theravance as of the date of this press release and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause the actual results of Theravance to be materially different from those reflected in the forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, risks related to: lower than expected future royalty revenue from respiratory products partnered with GSK, delays or difficulties in commencing or completing clinical studies, the potential that results from clinical or non-clinical studies indicate product candidates are unsafe or ineffective, dependence on third parties to conduct its clinical studies, delays or failure to achieve and maintain regulatory approvals for product candidates, and risks of collaborating with third parties to discover, develop and commercialize products. Other risks affecting Theravance are described under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Theravance’s Annual Report on Form 10-K for the year ended December 31, 2014 and Theravance’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, which are on file with the Securities and Exchange Commission (SEC) and available on the SEC’s website at www.sec.gov. Additional information will also be set forth in those sections of Theravance’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which will be filed with the SEC in the fourth quarter of 2015. In addition to the risks described above and in Theravance’s other filings with the SEC, other unknown or unpredictable factors also could affect Theravance’s results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Theravance assumes no obligation to update its forward-looking statements on account of new information, future events or otherwise, except as required by law.